UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: July 2016

Commission File Number: 001-36136

BlueNRGY Group Limited

(Exact name of registrant as specified in its charter)

32 Martin Place

11th Floor

Sydney 2000 NSW

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒            Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Entry Into Material Definitive Agreements – Inaccess Holdings Ltd. Transaction

On June 6, 2016, BlueNRGY Group Limited (the “Company”) formed a new Australian subsidiary that subscribed to €3.25 million of preferred shares (“Preferred Shares”) of Inaccess Holdings Ltd. (“IHL”) on July 7, 2016. IHL is a U.K. company that provides hardware and software systems for monitoring and controlling the performance of distributed renewable energy and telecom facilities worldwide. At the time of the Preferred Share subscription, the Preferred Shares were convertible into 20% of the IHL ordinary equity interests, although subsequent repurchases of its ordinary shares by IHL boosted this percentage to approximately 23%. The rights and designations of the Preferred Shares make such shares senior to other classes of IHL equity, provide for a preferential payout upon liquidation equal to the subscription price and entitle the holder thereof to a board seat.

Contemporaneous with the Preferred Share subscription, the Company entered into an agreement (the “Share Purchase Right”) with all of the other IHL shareholders that grants the Company the right to acquire the IHL equity interests that it doesn’t already own in a two-step transaction that, if consummated, would result in the Company owning approximately 70% of IHL as of January 2017 and 100% of IHL as of July 2017. The Company has until September 15, 2016 to elect to exercise the Share Purchase Right. Under the Share Purchase Right, the remaining shares can be acquired at a price that would value 100% of the IHL equity in a range from €16.3 million to €20.0 million. If the Company elects not to consummate the Share Purchase Right, it expects to continue as a preferred shareholder in IHL, although IHL has the right to redeem the Company’s Preferred Shares at the purchase price if the Company has not converted the Preferred Shares to IHL ordinary shares.

Upon the effectiveness of the Preferred Share subscription, the Company and IHL entered into a strategic alliance pursuant to which the Company and IHL have agreed to share executive leadership, resell each other’s products in their home markets and to cooperate to service customers of both companies in those markets. As a result, we believe the Company and IHL together comprise one of the leading global independent enterprises providing equipment and software services to measure and control the performance of PV Solar generation installations. Together, the companies receive and compile operating performance and other pertinent data at more than 5GW of solar PV installations at more than 4,000 sites in the Americas, Japan, Africa and Europe. Solar generation installations monitored by the companies range in size from tens of kW to more than 100MW and clients include individual system owners, developers, major asset managers and utilities. It is the companies’ intention to integrate their product and service offerings to maintain and enhance their leadership position in the renewable sector.

The foregoing description of the Preferred Share subscription, Share Purchase Right and related agreements is qualified in its entirety by the terms of the transaction documents which the Company intends to file with its annual report on Form 20-F. The Company issued a press release pertaining to the Preferred Share subscription on July 11, 2016, a copy of which is attached hereto as Exhibit 99.2.

Issuance of Shares

A.	Subsequent to our report on Form 6-K dated as of November 12, 2015, the Company has issued the following equity and equity-linked securities:

i.	issued 16,514 additional ordinary shares at a price per share of $3.03 pursuant to applicable exemptions from registration and through subscription agreements having terms substantially equivalent to that filed in connection with capital raised to consummate the Deed of Company Arrangement effective as of January 27, 2015;

ii.	in conjunction with the Preferred Share subscription, issued Subsidiary Preferred Shares having a face value of $5.0 million and a conversion price equal to $3.03 per Company ordinary share. The foregoing summary of the Company securities issued in conjunction with the Preferred Share subscription is qualified in its entirety by the securities purchase agreements which the Company intends to file with its annual report on Form 20-F.

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 As of the date hereof, the Company had outstanding 5,956,453 ordinary shares, 600 Series B Preferred Shares having a face value of $600,000 plus accrued dividends and Subsidiary Preferred shares having a face value of $ 10,100,000 plus accrued dividends.

B.	Company Commitments To Share Issuances. In addition to the foregoing share issuances, the Board has approved the following transactions involving the issuance of ordinary shares:

i.	the exchange of approximately $124,000 of accrued liabilities for ordinary shares at an exchange price equal to $3.03 per Company ordinary share. As of the date hereof, the exchange arrangements have not been documented and the shares related thereto have not been issued.

ii.	Subsequent to our report on Form 6-K dated as of November 12, 2015 further commitments have been made for the grant of up to 16,350 ordinary shares, some of which are subject to vesting, to 2 employees under the Company’s 2014 Equity Plan. This increases the total commitment to the grant of up to 63,399 ordinary shares, some of which are subject to vesting, to 79 employees under the Company’s 2014 Equity Plan;

Notwithstanding the Board’s resolution to issue shares related to the foregoing, there is no assurance that the approved but unconsummated share issuances will be accepted by the counterparties (or in the case of share purchase options and warrants exercised by the holders) or effected by the Company.

C.	Amendments to Subsidiary Preferred Share Terms. The Company has agreed with the holders of preferred equity securities (face value: $3.6 million) issued by two of its subsidiaries (Parmac and CIWL) (“Subsidiary Preferred Shares”), to amend the Terms of the Subsidiary Preferred Shares to terminate:

i.	the payment or accrual of dividends on the Subsidiary Preferred Shares after December 31, 2015 and;
ii.	the rights of the Subsidiary Preferred shareholders to force the Company to sell Parmac and CIWL if the Subsidiary Preferred Shares have not been redeemed or converted by December 31, 2017. The Subsidiary Preferred issued by CIWL remain subject to a conversion restriction if the Chatham Island Project contract with Chatham Islands Electricity Limited is terminated;

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Forward-Looking Statements

This Report contains 'forward-looking statements’. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in BlueNRGY’s most recent annual report on Form 20-F and its other filings with the SEC, and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. Such statements include, without limitation, expectations about monitoring system performance and performance relative to competitors, achieving growth in demand for BlueNRGY’s products, performance and customer acceptance of BlueNRGY’s software platforms and the capabilities of BlueNRGY’s commissioning and support services. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this Report are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this Report, and BlueNRGY Group Limited assumes no obligation to update or revise these statements unless otherwise required by law.

Press Releases

On July 5, 2016, the Company issued a press release regarding the release of new products by its Draker subsidiary and the employment of a new Sales Director. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

On July 11, 2016, the Company issued a press release regarding the Inaccess Holdings Ltd. Transaction A copy of the press release is attached as Exhibit 99.2 to this Report on Form 6-K.

The information contained in Exhibits 99.1 and 99.2 is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release issued by BlueNRGY Group Limited dated July 5, 2016 regarding a new product release by its Draker subsidiary and the employment of a new Sales Director.

99.2	Press Release issued by BlueNRGY Group Limited dated July 11, 2016 regarding the Inaccess Holdings Ltd. Transaction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BlueNRGY Group Limited

July 11, 2016	By:	/s/ William Morro
William Morro Managing Director

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